6620 West Broad Street
Richmond, VA 23230
www.genworth.com

May 8, 2009

VIA FedEx and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 First Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to the letter dated April 3, 2009 to Patrick B. Kelleher, Senior Vice President and Chief Financial Officer, Genworth Financial, Inc. (“Genworth” or “we”), setting forth the Staff’s comments on the above-referenced document (the “Comment Letter”). We are submitting this letter in response to the Staff’s Comment Letter. The headings and numbered paragraphs in this letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments before each of our responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operations

Life Insurance, page 91

1.	It appears from your disclosure on page 217, that you have a signed, binding letter of intent effective January 1, 2009 to coinsure approximately 60% of your new term life insurance. Please disclose the anticipated effects on liquidity and operations. In addition, please file a copy of the agreement as an exhibit to the first quarterly report that you file after you enter into the agreement. Alternatively, please provide us with a detailed analysis which supports your apparent conclusions that you are not substantially dependent on this agreement pursuant to Item 601 (b)(10)(ii)(B) of Regulation S-K.

Mr. Jim B. Rosenberg

May 8, 2009

As part of our normal business practices, we enter into reinsurance arrangements with third parties in order to diversify and manage risks. In the first quarter of 2009, we executed a coinsurance agreement related to our term life insurance business in the ordinary course of business that will cede 60% of our new term life insurance business written in 2009 to an unaffiliated third-party. The agreement does not relate to any term life insurance written prior to January 1, 2009. The chart below summarizes the impact (excluding taxes) the new treaty had on our first quarter results:

(Amounts in millions)	Impact from Treaty	Total Genworth	Percentage of Total Genworth	Total Retirement and Protection	Percentage of Total Retirement and Protection
Premiums	$(9)	$1,502	0.6%	$835	1.1%
Benefits	(13)	1,508	0.9%	914	1.4%
Operating expenses	7	441	1.6%	205	3.4%

Income (loss) before taxes	$(3)	$(833)	0.4%	$(613)	0.5%

Based on this analysis, the treaty is immaterial to both our Retirement and Protection segment and to consolidated results for the first quarter of 2009. We also do not believe this treaty will be material in future periods. Therefore, we are not substantially dependent upon this agreement and, accordingly, we do not believe that this agreement is required to be filed as an exhibit to our periodic reports pursuant to Item 601 (b)(10)(ii)(B) of Regulation S-K.

Critical Accounting Estimates

Other-than-temporary impairments on available-for-sale securities, page 97

2.	You disclose “We believe that our intent and ability to hold an investment, along with the ability of the investment to generate cash flows that have not changed adversely, are the primary factors in assessing whether an investment in an unrealized loss position is other-than-temporarily impaired.” Since the ability of the investment to generate cash flows is a primary factor in assessing other-than-temporary impairment please disclose your process for determining whether the ability of an investment to generate cash flows has changed adversely or not. Clarify in your disclosure what you mean by adversely and whether it includes any potential reduction in the ability to generate cash flows.

Below is the paragraph from our “Critical Accounting Estimates” disclosures on other-than-temporary impairments where we discuss the process for determining whether an adverse change in cash flows has occurred. We will add wording to our existing disclosures (underlined) to more specifically state that the procedures described in our disclosures define what we determine to be an adverse change in cash flows. In addition, we anticipate significant modifications to this disclosure in our “Critical Accounting Estimates” with the adoption of FASB Staff Position FAS 115-2 and FAS 124-2, for us, in the second quarter of 2009.

Mr. Jim B. Rosenberg

May 8, 2009

We also note that our existing disclosures at the end of this paragraph appear to address your comment relating to whether our cash flows include any potential reduction in the ability to generate cash flows. We have emphasized the disclosures below that we believe address this comment:

Through the first three quarters of 2008, for certain securitized financial assets with contractual cash flows, including mortgage-backed and asset-backed securities, Emerging Issues Task Force (“EITF”) Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continued to Be Held by a Transferor in Securitized Financial Assets, required that we use current information to periodically update our best estimate of cash flows that a market participant would use in determining the current fair value of the security. Effective October 1, 2008, FASB Staff Position (“FSP”) EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20, revised this requirement such that we use all available information to produce our best estimate of cash flows without regard to what a market participant would use to determine the current fair value. Under both models, when the fair value of a securitized financial asset is less than its cost or amortized cost, we review the estimate of cash flows to determine whether there has been an adverse change in cash flows. An adverse change in cash flows is present if there has been a decrease in the present value of the estimated cash flows since the last revised estimate that is unrelated to simple changes in interest rates when considering both timing and amount. If an adverse change in cash flow has occurred, an other-than-temporary impairment charge is recognized. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third-party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. Where possible, this data is benchmarked against third-party sources. In addition, projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral. [emphasis added]

Insurance liabilities and reserves, page 102

3.	Based on your disclosure in Note 12 it appears that the sensitivity analyses around the key assumptions that impact your U.S. and international mortgage insurance reserves for losses depicts a hypothetical change and not an analysis based on reasonably likely changes. Please revise your disclosure to show the impact of changes on key assumptions that are reasonably likely or if the analysis shown is based on reasonably likely changes in your key assumptions, state this fact and explain to us. In addition, please disclose how the reasonably likely changes in the assumptions were determined.

Mr. Jim B. Rosenberg

May 8, 2009

Our assumptions are based on reasonably likely scenarios and not hypothetical changes. We will add wording to our existing disclosures (underlined) to further clarify and address your comment:

In considering the potential sensitivity of the factors underlying management’s best estimate of our U.S. and international mortgage insurance reserves for losses, it is possible that even a relatively small change in estimated claim rate (“frequency”) or a relatively small percentage change in estimated claim amount (“severity”) could have a significant impact on reserves and, correspondingly, on results of operations. Based on our actual experience during 2008, a reasonably likely quarterly change could be a $1,000 change in the average severity reserve factor combined with a 1% change in the average frequency reserve factor, which would change the reserve amount by approximately $77 million and approximately $23 million for our U.S. and international mortgage insurance businesses, respectively. As these sensitivities are based on our 2008 experience, given the high level of uncertainty within the current economic environments there is a reasonable likelihood that these changes in assumptions could occur in the near term. Adjustments to our reserve estimates are reflected in the consolidated financial statements in the years in which the adjustments are made.”

Investments and Derivative Instruments

Investment results, page 151

4.	In 2008, impairments totaling $461 million were related to a change in intent to hold securities to recovery. Also, refer to your disclosure in Note 5 that “We generally intend to hold securities in unrealized loss positions until they recover. However, from time to time, our intent on an individual security may change, based upon market or other unforeseen developments. In such instances, we sell securities in the ordinary course of managing our portfolio to meet diversification, credit quality, yield and liquidity requirements.” Please revise your disclosure to describe the facts and circumstances that resulted in your change in intent to hold these securities to recovery. Clarify why these factors did not change your intent and ability to hold other securities with unrealized losses.

We will modify our disclosures in future filings to include the reason for any change in intent to hold securities to recovery and any impacts on other securities in an unrealized loss. Below is the disclosure referenced in your comment with our proposed edits (underlined) to clarify the reasons for the change in intent that resulted in our recognition of other-than-temporary impairment:

2008 compared to 2007

•

Net investment losses increased principally as a result of an increase in impairments. We incurred $1,670 million of credit and/or cash flow related impairments and $461 million related to a change in intent to hold securities to recovery. In

Mr. Jim B. Rosenberg

May 8, 2009

addition, $404 million of impairments related to sub-prime and Alt-A residential mortgage-backed and asset-backed securities as a result of management’s change of intent to hold securities to recovery. The reason for our change in intent was based on an evaluation of specific securities where we concluded our expected holding period for those securities may not result in a recovery of the amortized cost prior to disposal. The change in intent was only related to those specific securities where we concluded there is a reasonable likelihood that we may choose to dispose of the securities as a part of our asset-liability management for the specific risk, uncertainty and market exposure associated with these securities. Of total impairments, $785 million related to sub-prime and Alt-A residential mortgage-backed and asset-backed securities as a result of management’s expectations of an adverse change in the underlying cash flows. We also had $382 million of impairments related to financial services companies which were a result of bankruptcies, receivership or concerns about the issuer’s ability to continue to make contractual payments.

5.	For securities that you sold during the year at a loss, disclose:

a.	The facts and circumstances giving rise to the loss and the sale;

b.	The period of time that the security had been continuously in an unrealized loss position; and,

c.	Why that sale doesn’t contradict your assertion regarding your intent and ability to hold securities with unrealized losses until they mature or recover in value.

While we include disclosures within “Critical Accounting Estimates” for other-than-temporary impairments on available-for-sale securities to address the general reasons why we may change our intent to hold securities, we will modify our disclosures in future filings to more specifically state the facts and circumstances that give rise to the loss for securities sold during the period. Below represents the additional disclosures (underlined) we intend to include for securities sold at a loss to address the additional information that will allow the reader to better understand the unrealized loss position of the disposed securities and why the disposition does not impact our assertion regarding intent for other securities with unrealized losses:

•

The aggregate fair value of securities sold at a loss during the years ended December 31, 2008 and 2007 was $2,285 million and $4,638 million, respectively, which was approximately 93% and 97%, respectively, of book value and primarily driven by the higher interest rate environment, including widening credit spreads. Generally, securities that are sold at a loss represent either small dollar amounts or percentage losses upon disposition. However, in certain circumstances, events may occur during the period that change our intent to hold specific securities and thus results in our

Mr. Jim B. Rosenberg

May 8, 2009

disposition of the security at a loss. Examples of these events include unforeseen issuer-specific events or conditions and shifts in risk or uncertainty of certain securities. Of the securities that were sold at a loss during 2008, the average period of time those securities had been continuously in an unrealized loss position was approximately seven months.

Investment portfolio, page 153

6.	In the table on page 154 and on page 237 in the notes to the consolidated financial statements, please revise your fair value measurement tables to show the transfers in and out of Level 3 on a gross basis.

We will revise our future filings to present the amount of transfers in and out on a gross basis, beginning in the Form 10-Q filing for the period ended March 31, 2009. Below represents the disclosures included in our Form 10-K filing showing the tabular disclosure with transfers in and out being presented on a gross basis:

	Year ended December 31, 2008
(Amounts in millions)	Fixed maturity securities, available-for-sale	Equity securities, available-for-sale	Other invested assets (a)	Total
Beginning balance as of January 1, 2008	$4,794	$30	$319	$5,143
Total realized and unrealized gains (losses):
Included in net income (loss)	(1,423)	(2)	781	(644)
Included in other comprehensive income (loss)	(1,899)	—	—	(1,899)
Purchases, sales, issuances and settlements, net	(610)	3	(51)	(658)
Transfers in to Level 3	11,882	29	37	11,948
Transfers out of Level 3	(2,184)	—	(28)	(2,212)

Ending balance as of December 31, 2008	$10,560	$60	$1,058	$11,678

Amount of total gains (losses) for the period included in net income (loss) attributable to the change in unrealized gains (losses) relating to assets still held as of the reporting date	$(1,408)	$(3)	$592	$(819)

(a)	Includes certain trading securities and derivatives.

Mr. Jim B. Rosenberg

May 8, 2009

Fixed maturity and equity securities, page 155

7.	Please separately disclose the amount of gross unrealized losses that are attributable to movements in market interest rates and the amount that is attributable to movements in credit spreads for each period presented. For the unrealized losses that are attributable to movements in credit spreads, please disclose why you believe given the drop in credit quality, the unrealized loss should not be recognized. In addition, please discuss whether continuing unfavorable loss development on your U.S. Mortgage Insurance segment would have an impact on your intent and ability to hold a temporarily depressed security until recovery and how you factored this into your investment impairment analysis.

We will expand our existing disclosures for our unrealized losses. Notwithstanding, separate disclosure of the amount of unrealized losses that are attributable to movements in market interest rates and increases in credit spreads would result in substantial incremental costs. Further, we do not believe such disclosure is required, nor would it represent useful information of unrealized losses for our investors. We have presented our existing disclosures along with additional wording (underlined) that we will add to provide additional information related to gross unrealized losses.

We will also add disclosure that future business performance and cash projections are factored into our analysis for determining whether there would be any impact on our intent and ability to hold a security in an unrealized loss until recovery. As noted in the additional disclosure below, we do not believe that increases in credit spreads would necessarily represent a drop in credit quality.

In regards to our U.S. Mortgage Insurance segment’s operating results, we note that the majority of the unrealized losses relate to securities held within our Retirement and Protection segment and that the unrealized losses on the investments held within our U.S. Mortgage Insurance segment are relatively small (approximately $150 million). Assets of U.S. Mortgage Insurance are held in separately regulated legal entities, matched to liability characteristics within each entity, and follow entity-specific portfolio guidelines. We believe the additional disclosure added below will allow users to understand our consideration of operating performance to determine whether an unrealized loss is temporary without specifically discussing U.S. Mortgage Insurance’s investment portfolio or operating results:

Changes in gross unrealized gains (losses) in our fixed maturity securities portfolio from December 31, 2007 through December 31, 2008 were primarily a result of continued widening credit spreads in 2008, particularly in corporate securities in the finance and insurance sector, as well as mortgage-backed and asset-backed securities attributable to marketplace uncertainty arising from higher defaults in sub-prime and Alt-A residential mortgage loans. While the continued widening of credit spreads has resulted in the valuation of securities to be lower than our amortized cost, we evaluate the current and expected performance of each security, when determining whether an unrealized loss represents an other-than-temporary impairment that should be recognized during the current period. The widening of credit spreads does not necessarily indicate the expected future performance of a security is less than what was originally expected. We consider all available information relevant to the collectability of the security when determining whether an unrealized loss should be recognized as an other-than-temporary impairment, which would also include, as appropriate, indicators of future performance of the security that is implied by the

Mr. Jim B. Rosenberg

May 8, 2009

current credit spreads used to value the security. Additionally, we consider expected operating performance of our businesses in determining whether we have the intent and ability to hold a security to recovery when evaluating a security for other-than-temporary impairment. Based on the expected results of our operations and expected liquidity needs, there was not a significant impact on our impairment analysis in determining whether we have the intent and ability to hold a security to recovery.

8.	Please expand your disclosure on page 160 and in Note 5(d) to provide a discussion as to why you do not consider fixed maturity securities in an unrealized loss position for 12 months or more that are 20 – 50% of cost to be other-than-temporarily impaired as of December 31, 2008. Please refer to paragraph 17(b) of FSP FAS 115-1 and FAS 124-1 for disclosure.

As discussed via telephone with Dana Hartz on May 7, our current disclosures describe in narrative form our consideration of why all unrealized losses that exceed 20% (including 20-50%) were not considered other-than-temporarily impaired. While we believe all of our current disclosures, a portion of which are included below, are needed to comply with requirements, we have emphasized the main components of our disclosures that we believe address the disclosure requirements of paragraph 17(b) of FSP FAS 115-1 and FAS 124-1. In addition, we have clarified (underlined) that this portion of our disclosure relates to securities more than 20% below costs:

The investment securities in an unrealized loss position as of December 31, 2008 consisted of 4,458 securities and accounted for unrealized losses of $7,928 million. Of these unrealized losses of $7,928 million, 93% were investment grade (rated AAA through BBB-) and 25% were less than 20% below cost. The securities less than 20% below cost were primarily corporate securities and mortgage-backed and asset-backed securities. The amount of the unrealized loss on these securities was primarily attributed to widening credit spreads during 2008.

Securities that were greater than 20% below cost represented 75% of unrealized losses, of which approximately 50% were U.S. and non-U.S. corporate securities and approximately 45% were mortgage-backed and asset-backed securities. The following provides additional information regarding these securities that were more than 20% below cost.

•

Of the U.S. and non-U.S. corporate securities, the majority were issued by banks and other financial institutions, most of which have been in an unrealized loss position for twelve months or more. Virtually all of these securities retain a credit rating of investment grade. The remaining unrealized losses in our U.S. and non-U.S. corporate securities are evenly distributed across all other major industry types that comprise our corporate bond holdings. Given the current market conditions, including current financial industry events and uncertainty around global

Mr. Jim B. Rosenberg

May 8, 2009

economic conditions, the fair value of these securities has declined due to widening credit spreads. In our examination of these securities, we considered all available evidence, including the issuers’ financial condition and current industry events, along with our ability and intent to retain these investments for a period of time sufficient to allow for full recovery in value or until maturity. Based on this evaluation, we determined that these securities were temporarily impaired as of December 31, 2008.

•

A subset of the securities issued by banks and other financial institutions represent investments in hybrid instruments on which a debt impairment model was employed. The majority of these hybrid securities was with foreign financial institutions and retains a credit rating of investment grade. A small number of these securities are rated below investment grade and therefore on these securities we employ an equity impairment model. The fair value of these securities has been impacted by widening credit spreads which reflect current financial industry events including uncertainty surrounding the level and type of government support of European financial institutions, potential capital restructuring of these institutions and the risk that these institutions could be nationalized.

•

Most of the unrealized losses related to mortgage-backed and asset-backed securities have been in an unrealized loss position for twelve months or more. Given the current market conditions and limited trading on these securities, the fair value of these securities has declined due to widening credit spreads and high premiums for illiquidity. Rating agencies have actively reviewed their credit quality ratings on these securities and these securities remain primarily investment grade. We have examined the performance of the underlying collateral and expect that our investments in mortgage-backed and asset-backed securities will continue to perform in accordance with their contractual terms with no adverse changes in cash flows.

Of the investment securities in an unrealized loss position for twelve months or more as of December 31, 2008, 1,185 securities were 20% or more below cost, of which 147 securities were also below investment grade (rated BB+ and below) and accounted for unrealized losses of $346 million. These securities, which were issued primarily by corporations in the communication, consumer cyclical, industrial and financial services industries and residential mortgage-backed securities, were current on all terms. [emphasis added]

As of December 31, 2008, we expected to collect full principal and interest and we were not aware of any adverse changes in cash flows. We expect these investments to continue to perform in accordance with their original contractual

Mr. Jim B. Rosenberg

May 8, 2009

terms and we have the ability and intent to hold these investment securities until the recovery of the fair value up to the cost of the investment, which may be at maturity. Accordingly, we do not consider these investments to be other-than-temporarily impaired as of December 31, 2008.

Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk, page 175

9.	Based on your disclosure in Note 14 it appears that some of your borrowings and financings have variable interest rates and are subject to interest rate risk. Please provide the quantitative disclosures using one of the three disclosure alternatives required by Rule 305(a) of Regulation S-K or disclose, if true, that interest rate risk on variable rate debt is not material.

Our senior notes, long-term subordinated notes and mandatorily redeemable preferred stock have fixed interest rates. However, the non-recourse funding obligations of $3.5 billion are variable rate notes based on one-month London Interbank Offered Rate (“LIBOR”), plus a margin. We will include the following additional disclosure in Item 7A:

The principal, weighted average effective interest rate and estimated fair values, by maturity, of our variable rate non-recourse funding obligations are as follows. There are no maturities over the next five years.

	2008
(Dollar amounts in millions)	Principal amount	Weighted average interest rates	Fair value
Maturity:
10/8/2033	$770	4.23%	$674
12/8/2033	300	2.43%	263
4/19/2035	850	3.44%	730
2/12/2036	680	4.20%	582
5/25/2028	540	2.55%	174
12/20/2050	315	4.88%	248

Total	$3,455	3.76%	$2,671

Note: The valuation methodology used, is based on then current coupon, revalued based on the LIBOR rate set and current spread assumption based on commercially available data. The model is a floating rate coupon model using the spread assumption to derive the valuation.

Mr. Jim B. Rosenberg

May 8, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

e) Fair Value Measurements, page 186

10.	Please revise to disclose the amount of any adjustments to the fair value of liabilities due to your own non-performance risk.

We utilize the swap curve as our discount rate in determining fair value for the $1.1 billion of our over $98 billion in total liabilities that are measured at fair value. As the swap curve is regarded as representing an investment grade spread above a risk free rate, we have implicitly included our non-performance risk. Our insurance operating subsidiaries’ liabilities are regulated by the states in which they write business. To determine the valuation of policyholder liabilities that are recorded at fair value, we consider the regulatory enforcement of policyholder obligations on the direct writing company as well as any indirect obligations of third parties that have entered into agreements with the direct writing company, such as third-party reinsurers. We also consider the amount we would receive in a hypothetical transfer of a liability from a similarly rated third-party to us with the same regulatory characteristics. The valuations of the embedded derivative liabilities that are measured at fair value include the non-performance risk associated with the instrument, both our own non-performance risk and the non-performance risk embedded in the regulatory characteristics of the liability. Accordingly, we do not currently record any additional adjustments to the fair value of liabilities due to our own non-performance risk other than the non-performance risk implied in using a discount rate based on the swap curve. We will modify our disclosures as noted below (underlined) to specifically address non-performance risk:

For assets carried at fair value, the non-performance of the counterparties is considered in the determination of fair value measurement for those assets. Similarly, the fair value measurement of a liability must reflect the entity’s own non-performance risk. Therefore, the impact of non-performance risk, as well as any potential credit enhancements (e.g., collateral), has been considered in the fair value measurement of both assets and liabilities. The discount rate utilized in our valuation of policyholder liabilities that are recorded at fair value is based on the swap curve, which includes non-performance risk for our subsidiaries that are rated investment grade, as a result of being different from a risk-free rate curve. After considering all relevant factors in assessing whether any additional adjustment for non-performance risk was necessary, including regulatory enforcement on direct or indirect obligors of policyholder liabilities and third-parties who would likely assume our liabilities, we determined that no incremental adjustment was necessary for our liabilities that are recorded at fair value. We continually assess the non-performance risk on these instruments and will make adjustments in future periods as additional information is obtained that would indicate such an adjustment is necessary to accurately present the fair value measurement in accordance with U.S. GAAP.

Mr. Jim B. Rosenberg

May 8, 2009

Note 12. Liability for Policy and Contract Claims, page 221

11.	It appears that the incurred claims related to insured events of prior years are changes in estimate. If so, please revise your disclosure to identify and describe the key assumptions that materially affect the estimate of claims payable for each book of business that you revised your prior year estimates and specify the nature and extent of new events that occurred or additional experience/information obtained since the last reporting date that lead to the change in estimates. For your U.S. mortgage insurance businesses please disclose the amount of the prior year liability that was re-estimated and quantify any material changes in delinquencies and foreclosures for the books of business which resulted in the increase in prior year reserves.

Incurred claims related to insured events of prior years are changes in estimates. Our disclosures following the table in footnote 12 primarily discussed the growth in reserves during the current period, as the larger balance, and will be revised as follows to disclose, in a differentiated manner, both the increase in reserves during 2008 as well as the increase in prior year reserves:

As described in note 2, we establish reserves for the ultimate cost of settling claims on reported and unreported insured events that have occurred on or before the respective reporting period. These liabilities are associated primarily with our mortgage, lifestyle protection and long-term care insurance products and represent our best estimates of the liabilities at the time based on known facts, historical trends of claim payments and other external factors, such as various trends in economic conditions, housing prices, employment rates, mortality, morbidity and medical costs. The increase in the liability for policy and contract claims in 2008 was primarily attributable to our U.S. mortgage insurance business as a result of the weakening U.S. economy and adverse housing market trends seen throughout the year, resulting in a significant increase in delinquencies and foreclosures particularly in our 2006 and 2007 books of business. As a result of these higher incurred losses, reinsurance recoverables associated with captive reinsurance companies affiliated with these lenders also substantially increased.

During 2008, 2007 and 2006, as a result of changes in estimates related to prior year insured events, reserves of $3,693 million, $3,114 million and $2,928 million, respectively, were strengthened by $514 million, $101 million and $38 million, respectively, as a result of the development of information and trends not previously known when establishing the reserves in prior periods. For 2008, the unfavorable development was primarily the result of the worsening U.S. economy and housing markets causing us to strengthen reserves related to our U.S. mortgage insurance business of $467 million as of December 31, 2007 by $266 million during 2008. The increase in prior year reserves is primarily attributable to deterioration in cure rates and the aging of our delinquencies, resulting in a significantly higher rate of our delinquencies that are expected to become claims. These trends could not have been predicted before the market and economic events that occurred during 2008, which caused the adverse cure rate and delinquency development trends.

While the liability for policy and contract claims represents our current best estimates, there may be additional adjustments to these amounts based on information and trends not presently known. Such adjustments, reflecting any variety of new and adverse or favorable trends, could possibly be significant, exceeding the currently recorded reserves by an amount that could be material to our results of operations, financial condition and liquidity.

*     *     *     *     *

Mr. Jim B. Rosenberg

May 8, 2009

We acknowledge the following:

•	Genworth is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Genworth’s filings; and

•	Genworth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

We appreciate the opportunity to work with the Staff to continue to enhance our financial disclosures. Should you have any questions regarding our responses, please contact Patrick B. Kelleher at (804) 662-2411 or Amy R. Corbin at (804) 662-2685.

Sincerely,

/s/ Patrick B. Kelleher	/s/ Amy R. Corbin
Patrick B. Kelleher	Amy R. Corbin
Senior Vice President	Vice President and Controller
— Chief Financial Officer	(Principal Accounting Officer)
(Principal Financial Officer)

cc:	Don Abbott, Senior Staff Accountant, U.S. Securities and Exchange Commission
Dana Hertz, Staff Accountant, U.S. Securities and Exchange Commission
Michael D. Fraizer, Chairman, President and Chief Executive Officer, Genworth Financial, Inc.